Exhibit 99.1

news news news

Centerpulse Ltd
Andreasstrasse 15
CH-8050 Zurich

	Media Information	Tel +41 (0) 1 306 96 96
Date	February 10, 2003	Fax +41 (0) 1 306 96 97
Page	1/1	www.centerpulse.com

Centerpulse names Deutsche Bank new depositary bank for American Depository Receipts

Zurich, February 10, 2003 – Centerpulse has named Deutsche Bank the depositary bank for its American Depository Receipts (ADR), which are listed on the New York Stock Exchange. In 2002 Centerpulse ADR’s outperformed all med-tech stocks listed on the New York Stock Exchange.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal, and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Media Inquiries:
Centerpulse Corporate Communications
Erwin Schaerer
Mobile +41 (0)79 407 12 25
Phone +41 (0)1 306 96 53
Fax +41 (0)1 306 96 51
E-mail: press-relations@centerpulse.com

Investor Relations:
	Suha Demokan	Marc Ostermann
	Phone +41(0)1 306 98 25	Phone +41 (0)1 306 98 24
	Fax +41(0)1 306 98 31	E-mail: investor-relations@centerpulse.com
Mobile +41 (0)79 430 81 46
E-mail: investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

Centerpulse news releases are available on the internet at:
www.centerpulse.com.